UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Tengion, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88034G 10 9

(CUSIP Number)

HealthCap IV, L.P.

18 Avenue d’Ouchy

Lausanne, V8 CH-1006

With a copy to:

Martin J. Waters

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88034G 10 9

1.	Names of Reporting Persons. HealthCap IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 15,321,663 shares of Common Stock (2)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 15,321,663 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,321,663 shares of Common Stock (2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 76.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 3 to Schedule 13D is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Amendment No. 3 to Schedule 13D.
(2)	Includes 309,751 shares of Common Stock, Warrants to Purchase an aggregate of 3,659,385 shares of Common Stock, an Amended and Restated Warrant to Purchase 3,552,663 shares of Common Stock, and 1,193,112 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by HealthCap LP; 22,601 shares of Common Stock, Warrants to Purchase an aggregate of 266,989 shares of Common Stock, an Amended and Restated Warrant to Purchase 259,226 shares of Common Stock, and 87,050 share of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by HealthCap KB; 223,820 shares of Common Stock, Warrants to Purchase an aggregate of 2,644,200 shares of Common Stock, an Amended and Restated Warrant to Purchase 2,567,075 share of Common Stock and 862,120 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by HealthCap BIS; and 8,472 shares of Common Stock, Warrants to Purchase an aggregate of 100,059 shares of Common Stock, an Amended and Restated Warrant to Purchase 97,161 shares of Common Stock, and 32,623 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by OFCO Club. All share and warrant amounts reported in this Amendment No. 3 have been adjusted to reflect a ten-for-one reverse stock split effected by the Issuer on June 14, 2012 and that certain Exchange Agreement by and among the Issuer and the Reporting Persons effective December 31, 2012.
(3)	This percentage is based upon 20,803,910 shares of Common Stock, including an aggregate of 13,146,758 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock and Amended and Restated Warrants to Purchase Common Stock and an aggregate of 2,174,905 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes, outstanding as of November 25, 2013.

SCHEDULE 13D

CUSIP No. 88034G 10 9

1.	Names of Reporting Persons. HealthCap IV K.B.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 15,321,663 shares of Common Stock (2)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 15,321,663 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,321,663 shares of Common Stock (2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 76.4% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No. 3 to Schedule 13D is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Amendment No. 3 to Schedule 13D.
(2)	Includes 309,751 shares of Common Stock, Warrants to Purchase an aggregate of 3,659,385 shares of Common Stock, an Amended and Restated Warrant to Purchase 3,552,663 shares of Common Stock, and 1,193,112 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by HealthCap LP; 22,601 shares of Common Stock, Warrants to Purchase an aggregate of 266,989 shares of Common Stock, an Amended and Restated Warrant to Purchase 259,226 shares of Common Stock, and 87,050 share of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by HealthCap KB; 223,820 shares of Common Stock, Warrants to Purchase an aggregate of 2,644,200 shares of Common Stock, an Amended and Restated Warrant to Purchase 2,567,075 share of Common Stock and 862,120 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by HealthCap BIS; and 8,472 shares of Common Stock, Warrants to Purchase an aggregate of 100,059 shares of Common Stock, an Amended and Restated Warrant to Purchase 97,161 shares of Common Stock, and 32,623 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by OFCO Club. All share and warrant amounts reported in this Amendment No. 3 have been adjusted to reflect a ten-for-one reverse stock split effected by the Issuer on June 14, 2012 and that certain Exchange Agreement by and among the Issuer and the Reporting Persons effective December 31, 2012.
(3)	This percentage is based upon 20,803,910 shares of Common Stock, including an aggregate of 13,146,758 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock and Amended and Restated Warrants to Purchase Common Stock and an aggregate of 2,174,905 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes, outstanding as of November 25, 2013.

SCHEDULE 13D

CUSIP No. 88034G 10 9

1.	Names of Reporting Persons. HealthCap IV BIS, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 15,321,663 shares of Common Stock (2)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 15,321,663 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,321,663 shares of Common Stock (2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 76.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 3 to Schedule 13D is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Amendment No. 3 to Schedule 13D.
(2)	Includes 309,751 shares of Common Stock, Warrants to Purchase an aggregate of 3,659,385 shares of Common Stock, an Amended and Restated Warrant to Purchase 3,552,663 shares of Common Stock, and 1,193,112 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by HealthCap LP; 22,601 shares of Common Stock, Warrants to Purchase an aggregate of 266,989 shares of Common Stock, an Amended and Restated Warrant to Purchase 259,226 shares of Common Stock, and 87,050 share of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by HealthCap KB; 223,820 shares of Common Stock, Warrants to Purchase an aggregate of 2,644,200 shares of Common Stock, an Amended and Restated Warrant to Purchase 2,567,075 share of Common Stock and 862,120 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by HealthCap BIS; and 8,472 shares of Common Stock, Warrants to Purchase an aggregate of 100,059 shares of Common Stock, an Amended and Restated Warrant to Purchase 97,161 shares of Common Stock, and 32,623 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by OFCO Club. All share and warrant amounts reported in this Amendment No. 3 have been adjusted to reflect a ten-for-one reverse stock split effected by the Issuer on June 14, 2012 and that certain Exchange Agreement by and among the Issuer and the Reporting Persons effective December 31, 2012.
(3)	This percentage is based upon 20,803,910 shares of Common Stock, including an aggregate of 13,146,758 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock and Amended and Restated Warrants to Purchase Common Stock and an aggregate of 2,174,905 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes, outstanding as of November 25, 2013.

SCHEDULE 13D

CUSIP No. 88034G 10 9

1.	Names of Reporting Persons. OFCO Club IV
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 15,321,663 shares of Common Stock (2)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 15,321,663 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,321,663 shares of Common Stock (2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 76.4% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No. 3 to Schedule 13D is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Amendment No. 3 to Schedule 13D.
(2)	Includes 309,751 shares of Common Stock, Warrants to Purchase an aggregate of 3,659,385 shares of Common Stock, an Amended and Restated Warrant to Purchase 3,552,663 shares of Common Stock, and 1,193,112 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by HealthCap LP; 22,601 shares of Common Stock, Warrants to Purchase an aggregate of 266,989 shares of Common Stock, an Amended and Restated Warrant to Purchase 259,226 shares of Common Stock, and 87,050 share of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by HealthCap KB; 223,820 shares of Common Stock, Warrants to Purchase an aggregate of 2,644,200 shares of Common Stock, an Amended and Restated Warrant to Purchase 2,567,075 share of Common Stock and 862,120 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by HealthCap BIS; and 8,472 shares of Common Stock, Warrants to Purchase an aggregate of 100,059 shares of Common Stock, an Amended and Restated Warrant to Purchase 97,161 shares of Common Stock, and 32,623 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by OFCO Club. All share and warrant amounts reported in this Amendment No. 3 have been adjusted to reflect a ten-for-one reverse stock split effected by the Issuer on June 14, 2012 and that certain Exchange Agreement by and among the Issuer and the Reporting Persons effective December 31, 2012.
(3)	This percentage is based upon 20,803,910 shares of Common Stock, including an aggregate of 13,146,758 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock and Amended and Restated Warrants to Purchase Common Stock and an aggregate of 2,174,905 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes, outstanding as of November 25, 2013.

Schedule 13D

Amendment No. 3 to Schedule 13D

This Amendment No. 3 (the “Amendment No. 3”) further amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2011, as amended pursuant to Amendment No. 1 to Schedule 13D filed with the Commission on October 29, 2012, and further amended pursuant to Amendment No. 2 to Schedule 13D filed with the Commission on February 11, 2013 (the “Amended Schedule 13D”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in the Amended Schedule 13D and this Amendment No. 3. Capitalized terms used but not defined in this Amendment No. 3have the respective meanings set forth in the Amended Schedule 13D.

Item 5 is hereby amended and supplemented as follows:

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated to read in its entirety as follows:

The aggregate percentage of Shares reported as owned by each Reporting Person is based upon 20,803,910 Shares outstanding as of November 25, 2013, including 13,146,758 Shares issuable upon the exercise of the Warrants and the Amended and Restated Warrants and an aggregate of 2,174,905 Shares issuable upon the conversion of the Notes.

(A)	HealthCap LP

(a) HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap LP and has voting and investment control over the shares held by HealthCap LP. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Francois Kaiser and Peder Fredrikson, the members of the board of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap LP and may be deemed to have indirect beneficial ownership of the shares held by HealthCap LP. Such persons disclaim beneficial ownership of shares held by HealthCap LP except to the extent of any pecuniary interest therein.

Aggregate Percentage: Approximately 76.4%.

(b) 1. Sole power to vote or direct vote: None

      2. Shared power to vote or direct vote: 15,321,663 (1)

      3. Sole power to dispose or direct the disposition: None

      4. Shared power to dispose or direct the disposition: 15,321,663 (1)

(c) An additional 94,486 Shares have been issued to HealthCap LP during the past sixty days.

(B)	HealthCap KB

(a) HealthCap IV GP AB, L.L.C. (“HealthCap AB”), is the sole general partner of HealthCap KB and has voting and investment control over the shares held by HealthCap KB. HealthCap AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Bjorn Ingemar Odlander, Johan Rutger Christenson, Ann Christine Forsberg, Bengt Staffan Lindstrand, and Per Anders Samuelsson, the members of the board of HealthCap AB, may be deemed to possess voting and investment control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap KB except to the extent of any pecuniary interest therein.

Schedule 13D

Aggregate Percentage: Approximately 76.4%.

(b) 1. Sole power to vote or direct vote: None

      2. Shared power to vote or direct vote: 15,321,663 (1)

      3. Sole power to dispose or direct the disposition: None

      4. Shared power to dispose or direct the disposition: 15,321,663 (1)

(c) An additional 6,894 Shares have been issued to HealthCap KB during the past sixty days.

(C)	HealthCap BIS

(a) HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap BIS and has voting and investment control over the shares held by HealthCap BIS. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Francois Kaiser and Peder Fredrikson, the members of the board of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap BIS and may be deemed to have indirect beneficial ownership of the shares held by HealthCap BIS. Such persons disclaim beneficial ownership of shares held by HealthCap BIS except to the extent of any pecuniary interest therein.

Aggregate Percentage: Approximately 76.4%.

(b) 1. Sole power to vote or direct vote: None

      2. Shared power to vote or direct vote: 15,321,663 (1)

      3. Sole power to dispose or direct the disposition: None

      4. Shared power to dispose or direct the disposition: 15,321,663 (1)

(c) An additional 68,274 Shares have been issued to HealthCap BIS during the past sixty days.

(D)	OFCO Club

(a) Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO Club and has voting and investment control over the shares held by OFCO Club. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. Bjorn Ingemar Odlander, Per Olof Eriksson, and Ann Christine Forsberg, the members of OFCO AB, may be deemed to possess voting and investment control over the shares held by OFCO Club and may be deemed to have indirect beneficial ownership of the shares held by OFCO Club. Such persons disclaim beneficial ownership of shares held by OFCO Club except to the extent of any pecuniary interest therein.

Aggregate Percentage: Approximately 76.4%.

(b) 1. Sole power to vote or direct vote: None

      2. Shared power to vote or direct vote: 15,321,663 (1)

      3. Sole power to dispose or direct the disposition: None

      4. Shared power to dispose or direct the disposition: 15,321,663 (1)

(c) An additional 2,584 Shares have been issued to OFCO Club during the past sixty days.

(1) Includes 309,751 shares of Common Stock, Warrants to Purchase an aggregate of 3,659,385 shares of Common Stock, an Amended and Restated Warrant to Purchase 3,552,663 shares of Common Stock, and 1,193,112 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by HealthCap LP; 22,601 shares of Common Stock, Warrants to Purchase an aggregate of 266,989 shares of Common Stock, an Amended and Restated Warrant to Purchase 259,226 shares of Common Stock, and 87,050 share of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by HealthCap KB; 223,820 shares of Common Stock, Warrants to Purchase an aggregate of 2,644,200 shares of

Schedule 13D

Common Stock, an Amended and Restated Warrant to Purchase 2,567,075 share of Common Stock and 862,120 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by HealthCap BIS; and 8,472 shares of Common Stock, Warrants to Purchase an aggregate of 100,059 shares of Common Stock, an Amended and Restated Warrant to Purchase 97,161 shares of Common Stock, and 32,623 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes held directly by OFCO Club. All share and warrant amounts reported in this Amendment No. 3 have been adjusted to reflect a ten-for-one reverse stock split effected by the Issuer on June 14, 2012 and that certain Exchange Agreement by and among the Issuer and the Reporting Persons effective December 31, 2012.

Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	HealthCap IV, L.P.
By its Sole General Partner, HealthCap IV GP SA, L.L.C.

	By:	/s/ Peder Fredrikson
Print Name: Peder Fredrikson
Print Title: President

Date: February 14, 2014	HealthCap IV, K.B. By its Sole General Partner, HealthCap IV GP AB, L.L.C.

	By:	/s/ Anki Forsberg
Print Name: Anki Forsberg
Print Title: Partner

	By:	/s/ Björn Odlander
Print Name: Björn Odlander
Print Title: Partner

Date: February 14, 2014	HealthCap IV BIS, L.P. By its Sole General Partner, HealthCap IV GP SA, L.L.C.

	By:	/s/ Peder Fredrikson
Print Name: Peder Fredrikson
Print Title: President

Date: February 14, 2014	OFCO Club IV By Odlander, Fredrikson & Co AB, L.L.C., as a member and on behalf of all members, if any, of the OFCO Club IV

	By:	/s/ Anki Forsberg
Print Name: Anki Forsberg
Print Title: Partner

	By:	/s/ Björn Odlander
Print Name: Björn Odlander
Print Title: Partner